UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 001-10239

PLUM CREEK TIMBER COMPANY, INC.*

(Weyerhaeuser Company, as successor by merger to Plum Creek Timber Company, Inc.)

(Exact name of Registrant as specified in its charter)

601 Union Street, Suite 3100

Seattle, Washington 98101-1374

Telephone: (206) 467-3600

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.01 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: None*

Explanatory Note

*	Pursuant to the Agreement and Plan of Merger, dated as of November 6, 2015, between Weyerhaeuser Company and Plum Creek Timber Company, Inc., Plum Creek Timber Company, Inc. merged with and into Weyerhaeuser Company on February 19, 2016, at which time the separate corporate existence of Plum Creek Timber Company, Inc. ended. Pursuant to the requirements of the Securities Exchange Act of 1934, Weyerhaeuser Company, as successor by merger to Plum Creek Timber Company, Inc., has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

WEYERHAEUSER COMPANY, as successor by merger to Plum Creek Timber Company, Inc.

Date: March 3, 2016	By:	/s/ Devin W. Stockfish
	Name:	Devin W. Stockfish
	Title:	Senior Vice President, General Counsel and Corporate Secretary